---------------------------
                                                            OMB APPROVAL
                                                     ---------------------------
                                                     OMB Number: 3235-0145
                                                     Expires: August 31, 1999
                                                     Estimated average burden
                                                     hours per response....14.90
                                                     ---------------------------
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                             (Amendment No. _______)


                           Capita Research Group, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   139908 10 7
                             ------------------------
                                 (CUSIP Number)



                                  June 6, 1998
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |_|  Rule, 13d-1(b)
         |_|  Rule, 13d-1(c)
         |X|  Rule, 13d-1(d)

"The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the act but shall be subject to all other provisions of the Act (however, see the Notes).





Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number


SEC 1745 (3/98)

CUSIP No. 139908 10 7
---------------------


  1  NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
     Michael J. Kline

  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a) X
     (b)

  3  SEC. USE ONLY


  4  CITIZENSHIP OR PLACE OF ORGANIZATION
        United States

                         5  SOLE VOTING POWER
          NUMBER OF         1,295,432
           SHARES        6  SHARED VOTING POWER
         BENEFICIALLY
          OWNED BY       7  SOLE DISPOSITIVE POWER
          REPORTING         1,295,432
         PERSON WITH     8  SHARED DISPOSITIVE POWER


  9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        1,295,432

  10    CHECK THE BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

  11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
        10.6849%

  12    TYPE OF REPORTING PERSON
        IN

CUSIP No. 139908 10 7
---------------------


  1  NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
     Alexandra Kline

  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a) X
     (b)

  3  SEC. USE ONLY


  4  CITIZENSHIP OR PLACE OF ORGANIZATION
        United States

                         5  SOLE VOTING POWER
          NUMBER OF         1,295,435
           SHARES        6  SHARED VOTING POWER
         BENEFICIALLY
          OWNED BY       7  SOLE DISPOSITIVE POWER
          REPORTING         1,295,435
         PERSON WITH     8  SHARED DISPOSITIVE POWER


  9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        1,295,435

  10    CHECK THE BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

  11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
        10.6849%

  12    TYPE OF REPORTING PERSON
        IN

CUSIP No. 139908 10 7
---------------------


  1  NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
     The Meribeau Company International, Inc.

  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a) X
     (b)

  3  SEC. USE ONLY


  4  CITIZENSHIP OR PLACE OF ORGANIZATION
        Connecticut

                         5  SOLE VOTING POWER
          NUMBER OF         1,295,435
           SHARES        6  SHARED VOTING POWER
         BENEFICIALLY
          OWNED BY       7  SOLE DISPOSITIVE POWER
          REPORTING         1,295,435
         PERSON WITH     8  SHARED DISPOSITIVE POWER


  9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        1,295,435

  10    CHECK THE BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

  11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
        10.6849%

  12    TYPE OF REPORTING PERSON
        CO

CUSIP No.  139908 10 7


Item 1(a).            Name of Issuer:
                      ---------------
                      The name of the issuer is Capita Research Group, Inc. (the "Company").

Item 1(b).            Address of Issuer's Principal Executive Offices:
                      ------------------------------------------------
                      The principal executive offices of the Company are located at 900 E. Eighth Avenue, Suite 300, King of Prussia,
Pennsylvania 19406.

Item 2(a).            Names of Persons Filing:
                      ------------------------
                      This statement is being filed by (i) The Meribeau Company International, Inc., (ii) Michael J. Kline and (iii)
Alexandra Kline

Item 2(b).            Address of Principal Business Office or, if None,
                      -------------------------------------------------
                      Residence:
                      ----------
                      The address of the principal place of business of The Meribeau Company International, Inc. and Alexandra Kline is 43
Lawson Road, Lakeville, Connecticut 06039. The address of the principal business office of Michael J. Kline is c/o Capita
Research Group, Inc., 900 E. Eighth Avenue, Suite 300, King of
Prussia, Pennsylvania 19406.

Item 2(c).            Citizenship:
                      ------------
                      The Meribeau Company International, Inc. is organized under the laws of the State of Connecticut. Michael J. Kline and Alexandra Kline are citizens of the United States.

Item 2(d).            Title of Class of Securities:
                      -----------------------------
                      The securities to which this statement relates are shares of the common stock, $0.001 par value (the "Common Stock"), of the Company.

Item 2(e).            CUSIP Number:
                      -------------
                      The CUSIP number of the Common Stock is 139908 10 7.

Item 3.               If this statement is filed pursuant to Rules  13d-1(b),
                      -------------------------------------------------------
                      or 13d-2(b), check whether the person filing is a:
                      --------------------------------------------------
                      Not applicable.

Item 4.               Ownership.
                      ----------
                      (1)     The Meribeau Company International, Inc.

                              (a)      As of June 6, 1998 The Meribeau Company
International, Inc. owned beneficially 1,295,435 shares of Common
Stock.

CUSIP No.  139908 10 7





                              (b)      The   shares   of  Common   Stock   owned
beneficially by The Meribeau Company International, Inc. represent approximately 10.6849% of the issued and outstanding shares of Common Stock of the Company.

                              (c)      The Meribeau Company International,  Inc.
has the sole power to vote or to direct the voting of its shares of Common Stock and has the sole power to dispose of or to direct the disposition of its shares of Common Stock.

                      (2)     Michael J. Kline

                              (a)      As of  June 6,  1998,  Michael  J.  Kline
owned beneficially 1,295,432 shares of Common Stock through his ownership of shares of The Meribeau Company International, Inc.

                              (b)      The   shares   of  Common   Stock   owned
beneficially by Mr. Kline represent approximately 10.6849% of the issued and outstanding shares of Common Stock of the Company.

                              (c)      Mr. Kline shares the power to vote or to
direct the voting of and to dispose of or to direct the disposition of 1,295,432 shares of Common Stock owned beneficially by The
Meribeau Company International, Inc., a corporation, all of the shares of which are owned jointly by Mr. and Mrs. Kline.

                      (2)     Alexandra Kline

                              (a)      As of June 6, 1998, Alexandra Kline owned
beneficially 1,295,432 shares of Common Stock through her ownership of shares of The Meribeau Company International, Inc.

                              (b)      The   shares   of  Common   Stock   owned
beneficially by Mrs. Kline represent approximately 10.6849% of the issued and outstanding shares of Common Stock of the Company.

                              (c)      Mrs. Kline shares the power to vote or to
direct the voting of and to dispose of or to direct the disposition of 1,295,432 shares of Common Stock owned beneficially by The
Meribeau Company International, Inc., a corporation, all of the shares of which are owned jointly by Mr. and Mrs. Kline.


Item 5.               Ownership of Five Percent or Less of a Class.
                      ---------------------------------------------
                      Not applicable.

Item 6.               Ownership of More than Five Percent on Behalf of
                      ------------------------------------------------
                      Another Person.
                      ---------------
                      Not applicable.

CUSIP No.  139908 10 7




Item 7.               Identification and Classification of the Subsidiary
                      ---------------------------------------------------
                      Which Acquired the Security Being Reported on by the
                      ----------------------------------------------------
                      Parent Holding Company.
                      -----------------------
                      Not applicable.

Item 8.               Identification and Classification of Members of the
                      ---------------------------------------------------
                      Group.
                      ------
                      The members of the Group filing this statement are The Meribeau Company International, Inc., Michael J. Kline and
Alexandra Kline.

Item 9.               Notice of Dissolution of Group.
                      -------------------------------
                      Not applicable.

Item 10.              Certification.
                      --------------
                      Not applicable

Signature
---------

                      After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

June 6, 1998.

                                       THE MERIBEAU COMPANY INTERNATIONAL, INC.


                                       By: Alexandra Kline
                                           -----------------------------
                                              Alexandra Kline, President

[Corporate Seal]
                                       Attest: Michael J. Kline
                                              ---------------------------
                                              Michael J. Kline, Secretary


                                       Michael J. Kline
                                       ----------------------------------
                                       Michael J. Kline


                                       Alexandra Kline
                                       ----------------------------------
                                       Alexandra Kline



c:\wp\media\schedulG.mjk

CUSIP No.  139908 10 7




                      INDEX TO EXHIBITS
                      -----------------


Exhibit                                                            Sequential
Number              Description                                       Page
------              -----------                                       ----

Exhibit A           Joint Filing Agreement dated                        6
                    as of June 6, 1998 by and among
                    The Meribeau Company International,
                    Inc., Michael J. Kline and Alexandra
                    Kline